Exhibit (a)(5)(ii)

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Mar. 08. 2005 / 2:00PM, ORCL — Oracle Makes Cash Tender Offer for Retek

CORPORATE PARTICIPANTS

Jenny Gelhausen
Oracle Corporation — Director — IR

Larry Ellison
Oracle Corporation — CEO

Charles Phillips
Oracle Corporation — President

CONFERENCE CALL PARTICIPANTS

Heather Bellini
UBS — Analyst

Drew Brosseau
SG Cowen — Analyst

Mark Verbeck
Citigroup — Analyst

Charlie Di Bona
Sanford Bernstein — Analyst

Jim Mendelson
Lazard — Analyst

Brendan Barnicle
Pacific Crest Securities — Analyst

Rick Sherlund
Goldman Sachs — Analyst

Tad Piper
Piper Jaffray — Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to today’s Oracle Corporation conference call. Today’s conference is being recorded. And now at this time, I’d like to introduce your speaker for today, Ms. Jenny Gelhausen. Ms. Gelhausen, please go ahead.

Jenny Gelhausen — Oracle Corporation — Director — IR

Thank you, operator. My name is Jenny Gelhausen, Director, Investor Relations at Oracle. The purpose of today’s call is to discuss Oracle’s cash tender offer for Retek, Incorporated. Larry Ellison, Oracle’s CEO, will discuss the rationale for the deal. Charles Phillips, Oracle’s President, will discuss the retail market environment and the customer benefits of an Oracle/Retek combination. Harry You, Oracle’s Chief Financial Officer, is also present, and will be available during the question-and-answer session.

I want to emphasize that Oracle is currently in a quiet period and will be hosting a conference call on Tuesday, March 22, to discuss Oracle’s third-quarter financial results. We will not be taking any questions today relating to our third-quarter performance or our integration of PeopleSoft. Please limit questions to the Retek tender offer.

I will now read the tender offer disclosure statement and Safe Harbor. This teleconference call is for informational purposes only, and is not an offer to buy or the solicitation of an offer to sell any shares. The solicitation and the offer to buy Retek’s common stock will only be made pursuant to an offer to purchase and related materials that Oracle Incorporation intends to file on March 9th. Stockholders should read these

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Mar. 08. 2005 / 2:00PM, ORCL — Oracle Makes Cash Tender Offer for Retek

materials carefully, because they contain important information, including the terms and conditions of the offer. Stockholders will be able to obtain the offer to purchase and related materials with respect to the tender offer free at the SEC website, www.SEC.gov, or from Oracle Corporation.

Our discussion may include predictions, estimates, or other information that might be considered forward-looking. While these forward-looking statements represent our current judgment on what the future holds, they are subject to risk and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this presentation. Please keep in mind that we’re not obligating ourselves to revise or publicly release the results of any revisions to these forward-looking statements in light of new information or future advance.

Throughout today’s discussion, we will attempt to present some important factors relating to our business that may affect our predictions. You should also review our most recent Form 10-K and Form 10-Q for a more complete discussion of our risk factors.

Thanks for your patience, and let me turn the call over to Larry.

Larry Ellison — Oracle Corporation — CEO

Good afternoon. Let’s see. Let me start with the fact that we evaluated SAP’s bid to acquire Retek carefully ever since it became public and we decided that we were going to make a bid ourselves, partially, at least, to defend our number 1 position in North America. We’re the largest applications business in North America and we intend to defend that number 1 position. We have over 23,000 customers in North America, quite a bit more than SAP. In terms of revenue, we have a larger business — our applications business in North America is larger than SAP’s and again, we think it’s important we defend that number 1 position.

The retail market is a market where, again, we are stronger than SAP. And especially combined with Retek, we would be able to pursue this market even more aggressively — let’s see — because Retek is, in fact, the category leader in retail. And the combination of Oracle and Retek would certainly put us in an extremely strong position to exploit a market that is underpenetrated. The retail market is not dominated by any one company at this point in time. So again, it’s a large market, and it’s an available market so we think it’s strategically important for us to pursue this acquisition.

The Retek products are complementary to Oracle’s products. Unlike the PeopleSoft acquisition, there are no overlapping products. We will be continuing the development of all Retek’s products. In fact, Retek and Oracle have been partners for almost a decade. We have worked with them for a very, very long time. Virtually all of Retek’s products are built on an Oracle technology platform.

And in fact, all of the new products are built using our Java development environment, which leads me to my next point, which is that Retek and Oracle have a common vision that the next generation of applications are going to be based on industry standards. And that sets us apart, I think, from SAP, who is developing their current and their next generation products with a variety of proprietary technologies, the most prominent of which is their SAP-specific ABAP programming language.

All of Retek’s new products are being built in Java. All of our new products are being built in Java using our development tools running on our database. We think that makes us a much better fit from a technology standpoint than SAP.

We think we are also a better fit because Retek’s center of gravity is in North America, where we have the largest applications business of any vendor. So we think that also makes us a better fit. We have been a partner for a very, very long period of time — again, almost a decade. We think that makes us a better fit — a better value to Oracle than to SAP. We have more customers in common — again, virtually 80 percent of Retek customers run their applications on an Oracle technology platform. 80 percent of Retek customers have an existing relationship with Oracle — strong relationship with Oracle. That’s not true of SAP. Again, we think it’s a much better fit for us.

The situation is that we went out in the first couple of days this week, and bought 10 percent of Retek’s outstanding shares. We have been doing due diligence for some time. Again, we were in conversations about this acquisition with Retek as early as October of last year. We’ve had a very friendly and close relationship, a partnership with Retek. We’ve had conversations about an acquisition with Retek for a long period of time. I talked to Marty Leetsma today. And we feel the deal is customer friendly. A lot of customers have told us they would rather see Retek in our hands than in SAP’s hands. We think it’s employee friendly. And we certainly think it’s a much better value for Retek shareholders.

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Mar. 08. 2005 / 2:00PM, ORCL — Oracle Makes Cash Tender Offer for Retek

With that, we’re ready for questions. (multiple speakers) I’m sorry, let me turn it over to our President, Charles Phillips, who will discuss the market.

Charles Phillips — Oracle Corporation — President

Thanks, Larry. I just wanted to provide a little bit of additional detail on kind of why retail, and why Retek, in particular, and why now. So in terms of the timing for the transaction, as Larry mentioned, we been in discussions with this company since actually last September. And we have had a whole due diligence team working on the transaction for months. And so the integration plan is pretty much already in place. It’s not going to be a significant task. And I personally met with Retek management twice, in addition to numerous conference calls and emails, etc.

So given the progress we’ve made with the PeopleSoft integration, we’re in a good position to accelerate our efforts to acquire Retek at this point in time so we thought it was strategic back in September. It remains so today.

And in terms of where we are for field readiness — after the PeopleSoft acquisitions, we’ve expanded the application sales force pretty substantially. But that’s up and running. Accounts have been assigned, and sales reps are engaged. Consultants are moving forward with projects. And so customers are continuing roll out. And so with all that in place, we can roll in the Retek field organization as another specialized sales force.

As for retail in general as part of our strategy, the attractiveness of that sector, it does have some attributes that we like. It’s an incremental opportunity for us. We’re reaching some customer budgets we couldn’t tap into before with these applications. There’s no dominant application supplier. No one really owns it. It’s a large global market for IT spending, although a lot of it is custom development. And it’s an industry undergoing dramatic change and under pressure to do something different, to automate.

So the good news is customers have changed their thinking and they want more packaged applications and there used to be a lot of this stuff. And they’ve repeatedly asked for us to step in and invest in the retail industry so they have a viable long-term partner instead of a lot of small companies to choose from. And they know there’s a lot of change coming, and it will be difficult for them to keep up or to try to build it themselves. And then all of the consolidation you’ve been reading about among the retailers — that’s going to lead to systems consolidation at some point in time to get economies of scale. And of course, they’d rather do that through a viable platform from a large third-party software company. And obviously, we want that to be us.

So to highlight a few trends that will likely accelerate technology spending in the retail industry, which makes it attractive for us. All these retailers seem to be adding more stores, more product variety, more store formats. And that is creating the need for a full retail application suite that can handle all that diversity. And so you’re seeing a wider variety of products under a single store to cover hard goods, soft goods, groceries, restaurants, everything. And they all have vastly different distribution, inventory, and storage needs. And so it’s critical still to get the right product on the shelf at the right time, of course. But it’s getting more complicated. And with Retek, we can address all those store format combinations.

We also see more retailers selling through multiple channels — the web, call centers, partners, and storefronts. And they want a consistent view of orders, customers, and inventory across all those channels. And again, the 2 companies together will have a footprint to cover all those channels. More of the retailers are marketing private-label products, which means some retailers, like The Limited in the paper today, are taking on characteristics of CPG companies. And at the same time, you have CPG companies like Tella and Apple who are setting up their own storefronts. So they are going to become retail software customers. So it’s a lot of changes taking place, opening up, spending for retail software. And then at the margin, a few disruptive technologies like RFID that could be interesting — and we’ve been a pioneer there. And this is the one of the target markets for that technology.

So this is a company, as Larry mentioned, we know very well. They have deep intellectual property. And a lot of these processes are nontrivial — processes to include things like rebates and discounts and allowances — it takes time to build that. And so we respect their IP, and think it will do a lot for us in the retail sector. And only a few of their customers have adopted the entire suite. So they recently extended their product line over the last year or so. Only a few of those customers have the full suite of modules.

So looking forward, we have several joint customers together. The integration links from Retek to Oracle Financial Applications already exists. We just need to formerly certify and package those better. But in a fairly short order, we’ll have the integrated stack of a full suite of applications to market. So some of our joint customers include Nordstrom, Gap, Hudson’s Bay, Giorgio Armani, Ann Taylor, Best Buy, Tesco, JCPenney.

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Mar. 08. 2005 / 2:00PM, ORCL — Oracle Makes Cash Tender Offer for Retek

There are quite a few of them. And there are actually about 4 or 5 who are joint PeopleSoft, Oracle, and Retek customers so it gives us a big footprint, especially in North America.

So the opportunity from there is to cross-sell additional products. So the first area is to cross-sell additional Retek applications to the Oracle customers. And Oracle already had about 800 retail customers. And we can upsell Retek’s applications into its own installed base, as well. Since it is backed by larger viable supplier now, customers will be more confident to expanding into areas like planning and logistics, in addition to merchandising.

So we can also cross-sell additional Oracle applications to Retek customers. So you have a lot of retailers adding field service organizations — like Best Buy, one of our largest customers, just added 8,000 technicians for a field service to go to consumers’ homes to fix their PCs. Well, they now need field service applications, which we already have.

Retailers also manage a lot of property, as you might expect. And so J.D. Edwards and Oracle have both had the leading 2 property management products on the market for several years. So we can link our property management products to the point-of-sale applications for variable rent reconciliations, for instance we (technical difficulty) also have a large employee population (technical difficulty).

Still there? (multiple speakers) Okay. And so we are now the number 1 company in human resource applications, of course. And so we can help manage retailers’ large employee base — a lot of workforce management products. And then lastly, we can gently address the needs of those multichannel retailers who sell through web stores, call centers, and partners.

The last area of cross-sell is for Oracle technology and services into the Retek base. So this is one of the original industries for data warehousing, as probably most of you know. So they have a high volume of customers, high volume of transactions. They do a lot of analysis to identify purchasing patterns. This should accelerate our presence in that market.

We can also offer a customer data hub for a retailer to manage high-quality customer data in real time. They have the same issue around getting consisting customer data across all of their stores. And then the last thing, I mentioned the RFID technology — we have had a product called Oracle Sensor Edge Server. We can manage a wide variety of RFID devices.

In the area of partnerships, the last area I wanted to mention, Oracle and Accenture have had a good relationship. And it is going even better for quite some time. But in particular, Retek had a substantial relationship with Accenture, as well, including joint development, sales, and marketing. And Retek has been the centerpiece of Accenture’s retail strategy. And we have consulted with Accenture’s retail practice over the last 6 months as we have conducted due diligence. So they won’t be surprised by this announcement.

We also expect to continue support, of course, for IBM, Deloitte, and other key Retek partners in retail. And in fact, I hosted a luncheon today for our top 5 systems integration partners in New York City. We had about 40 consultants that attended. And all of them were asking, what are you going to do in retail now? And so it is great to have an answer, finally. And I think it’s an answer they will want to hear.

So I guess the summary is from my standpoint, customers will like this. Partners will like this. This represents continuity for Retek’s customers on a consistent technology stack, and certainly catapults Oracle to the leading software company for the retail industry.

So with that, let me turn it back over to Larry.

Larry Ellison — Oracle Corporation — CEO

Okay, thank you, Charles. So I guess we are ready to open it up to questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Heather Bellini, UBS.

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Mar. 08. 2005 / 2:00PM, ORCL — Oracle Makes Cash Tender Offer for Retek

Heather Bellini — UBS — Analyst

For Larry and Chuck, I guess, the question would be — what type of cost synergies are you assuming with the $9 price per share that you are willing to pay? And then, I guess, Larry, to you, what does this to do your appetite — if you’re successful in getting Retek, what does this do to your appetite for acquisitions over the next 12 months? Would you still be as aggressive as you have been over the last 12 months?

Larry Ellison — Oracle Corporation — CEO

Well, I think — again, this is a much smaller transaction than the PeopleSoft transaction. I think we are executing quite well on the PeopleSoft transaction. The bulk of the transaction — the bulk of the integration is complete. And I think this will be, again, much simpler, and probably — wouldn’t have any impact on our ability to do a larger transaction sometime in the next 12 months.

Charles, you like to add anything to that?

Charles Phillips — Oracle Corporation — President

No, that’s it.

Operator

Drew Brosseau, SG Cowen.

Drew Brosseau — SG Cowen — Analyst

Just a couple — one is, I am wondering whether there is something systemic about the Retek business and the customization aspects of that that will provide you from driving margins as high. You were talking about at the moment 60 times last year’s earnings — so that’s a pretty hefty number. And then secondly, if you could comment as to what happened as to why SAP beat you to the bidding process?

Larry Ellison — Oracle Corporation — CEO

Well, we decided to slow down a bit, because we are busy with the PeopleSoft integration. So we were talking to Retek at the same time as SAP was and we were a bit distracted with the PeopleSoft integration process. When SAP made their bid, we decided to counter. Again, this is a tiny transaction compared to PeopleSoft. I mean, keep in mind that these numbers — we think it’s important strategically. We think the retail industry is very important strategically. But these numbers are small enough that they barely move the needle. We’re a considerably larger company than Retek. And our sales will be between 14 and $15 billion this coming year. Retek will not have a significant impact one way or the other on us. However, we think long-term that the retail industry is very important. And we think this transaction will prove to be accretive.

Operator

Mark Verbeck, Citigroup.

Mark Verbeck — Citigroup — Analyst

Thanks a lot. When you looked at this transaction before, was it just the PeopleSoft integration that caused you to slow down for it? It seems from the document that Retek filed, it was pretty apparent that they were, in essence, conducting an auction, and that it was likely to get sold to someone if you didn’t stay involved.

Larry Ellison — Oracle Corporation — CEO

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Mar. 08. 2005 / 2:00PM, ORCL — Oracle Makes Cash Tender Offer for Retek

No, we weren’t aware of the fact there was an auction at all. I guess we knew they were talking to somebody else. We didn’t know who. Again, we were focused on the PeopleSoft integration. It has been our intent for some time to acquire Retek. It’s all just to a matter of timing. And the time — again, we’re in good shape with the PeopleSoft integration. And this time is fine.

Operator

Charlie Di Bona, Sanford Bernstein.

Charlie Di Bona — Sanford Bernstein — Analyst

Larry, maybe you could comment a little bit on how the Retek acquisition and adding another code base might impact Project Fusion and the roadmap for that going forward?

Larry Ellison — Oracle Corporation — CEO

Well, we’re not actually adding another code base. The good news is Retek, like Oracle, is moving aggressively toward Java. So there is no overlap whatsoever. We’re not replacing any of their products. Their products are being rewritten in Java — or a lot of them are rewritten in Java already.. So in fact, they’re well on their road to be Product Fusion compatible. We think that’s why it’s an extremely good fit.

It’s very different between us and SAP. I mean, SAP is pretty committed to ABAP as a technology. We’re committed to Java. And Retek has rewritten its product in Java. So it’s not another code base. There is no overlap in products. These are supplementary products already in Java. There’s not much left for us to do to these products, except make them better — keep evolving the products. But there’s no rewrites. They’re already in Java. There’s no overlap. They’re already integrated with our financials. So as I say — that’s what I was trying to say earlier. It’s a much better fit with us than it is with SAP from a technology standpoint. I would argue, also, from a market standpoint, because I think where Retek is strong, we’re strong — we have a lot of common customers. But from a pure technology standpoint, does this present any technology challenges for us at all? No, none. Oracle development tools, Oracle database, rewritten in Java — it is a perfect fit for us today, and it’s a perfect fit for Project Fusion.

Operator

Jim Mendelson, Lazard.

Jim Mendelson — Lazard — Analyst

I was just wondering if you could give a little perspective with regard to what’s the concern that there could be a little bit of a bidding contest emerging here with SAP; relationship with Retek management historically; just some thoughts on the dynamics now that you have entered into this?

Larry Ellison — Oracle Corporation — CEO

Well, again, I talked to Marty — I talked to Retek’s CEO today. And I think — and again, I can’t speak for him, but we think this is an offer that customers wanted us to make. Customers have been telling us we should do this. Customers have been — we’ve been listening to customers. They’ve been asking us to do this. We think it’s friendly to the employees. And it’s certainly more value for the Retek shareholders. So this is a very friendly, positive development, I think, from the point of view of Retek management. We have good relationship with Retek management. We’ve been partners with Retek for a very, very long time. So I think they’re probably pretty happy up at Retek headquarters.

Operator

Brendan Barnicle, Pacific Crest Securities.

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Mar. 08. 2005 / 2:00PM, ORCL — Oracle Makes Cash Tender Offer for Retek

Brendan Barnicle — Pacific Crest Securities — Analyst

Just to follow-up on the cost cutting — it sounds like if you’re going to keep the sales force and probably keep some of the development force, so we’re probably just looking at sort of like minor sort of G&A type cost cutting that would go on here, maybe something like 20 percent? Is that what you guys are thinking right now?

Larry Ellison — Oracle Corporation — CEO

Yes, again, I think there are 2 things true about this. One is, again, we’ve got to keep all of the R&D because, again, there are no overlapping products. We are getting a broader product footprint in a very important industry.

What we expect here is we will be selling a lot more software to the retail industry. This is going to enable 2 things. One is a lot of companies have been reluctant to buy Retek’s products, because the vendor is small with an uncertain future. So we think with an Oracle brand on the Retek technology, we will be able to sell more of it than Retek was be able to sell independently. So we think license sales will go up.

We think there will be some cost efficiencies here in the G&A area, but I think 20 percent is not a bad guess. I don’t think it’s much more than that. So our real focus is to pursue the retail industry and growth. And we think we can sell more software, more Retek software, and sell more Oracle software into the retail industry. And we think those synergies, again, aren’t really available to SAP, because they don’t have a database business. And they have a de minimus middleware business.

Operator

Chris Sailor, Goldman Sachs.

Rick Sherlund — Goldman Sachs — Analyst

It’s Rick Sherlund. Just curious on Jim’s question to follow-up on the mechanics of this, given that SAP already has an offer out there. And yet, if they come back at 9.50, can you just sort of walk through the mechanics of how we might expect this to proceed?

Larry Ellison — Oracle Corporation — CEO

We don’t know — Rick, you know, we’ve had a lot of discussions with our own Board, with — will there be an auction — will SAP walk away, will there be an auction — we don’t know. I guess we’re going to have to wait and see how they react. I guess it’s late at night in Germany where these decisions get made. And we don’t know — it’s anyone’s guess as to what they’re going to do and how they are going to react. And we will evaluate our next move after we see what theirs is.

Jenny Gelhausen — Oracle Corporation — Director — IR

Operator, I think we have time for 1 more call.

Operator

Tad Piper, Piper Jaffray.

Tad Piper — Piper Jaffray — Analyst

Could you give — I think both SAP and yourselves on these calls mentioned that retailers are increasingly looking at prepackaged software solutions. And if you look at the traction of retailers buying big, prepackaged software over even the last 2.5 years, that hasn’t really been the case.

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Mar. 08. 2005 / 2:00PM, ORCL — Oracle Makes Cash Tender Offer for Retek

So I’m just curious as to what you’re seeing in the market that A, makes you think that that will in fact happen, that growth in this industry will accelerate in terms of buying software; and B, I mean really part of that, why now going after Retek other than just obviously SAP. But you obviously started looking at it in September. So I’m just curious as to what gives you more confidence in the retail vertical.

Larry Ellison — Oracle Corporation — CEO

I think it’s just the quality of the software that’s available. I think the retailers have built custom systems not because they like to do a lot of programming. I think retailers have built custom systems because there haven’t been good solutions from vendors, from software suppliers. And I think the Retek products have evolved to a stage at this point in time where it could be used by a lot more retailers. So we think the product has advanced and evolved and improved to where it is more attractive to retailers.

Retailers are also faced with more challenges than they were faced with before. They have to sell through more channels. They have to have a web presence. They have to integrate their web stores with their retail stores. They have to manage a common inventory across those 2 things. So I think the problem has become more complex, and the software from large suppliers like — in the retail area, like a Retek or an Oracle are getting better and better for this market.

So we think the combination of the problems getting harder and the conventional, off-the-shelf software is getting better will lead to more software purchases, more buys than builds in the retail industry. And we have seen that happen in other industries, as well. That is the normal evolution, that they really can’t buy off-the-shelf software until there is pretty decent off-the-shelf software. And there hasn’t been up until very recently.

Operator

And that is all the time we do have for questions. I will turn the conference back over to our presenters.

Jenny Gelhausen — Oracle Corporation — Director — IR

Thank you for participating in today’s conference call. A phone replay will be available for 24 hours. The number for that replay is 719-457-0820, passcode 3317346. You can also access the webcast replay of the call on our website until March 15. With that, I will turn it back to the operator.

Operator

And that does conclude today’s teleconference. We would like to thank everyone for their participation, and wish everyone a great day. And now at this time, you may disconnect.